Exhibit 99.(h)(11)

September 9, 2021

First Eagle Funds
1345 Avenue of the Americas
New York, NY 10105

Re: Expense Limitation for First Eagle Global Real Assets Fund (the “Fund”)

Dear First Eagle Funds:

First Eagle Investment Management, LLC (the “Investment Adviser”) and First Eagle Funds (the “Trust”), on behalf of the Fund, hereby confirm their agreement as follows:

From the effective date of the Fund’s registration statement on Form N-1A on or about November 23, 2021 until the date noted on Schedule A attached hereto (the “Limitation Period”), the Investment Adviser agrees to waive fees and/or reimburse annual operating expenses (excluding interest, taxes, brokerage commissions, acquired fund fees and expenses, dividend and interest expenses relating to short sales, and extraordinary expenses, if any) (“Operating Expenses”) of the Fund’s respective Classes noted on Schedule A (each a “Class”) so that the Operating Expenses of the Fund’s respective Classes are limited to the respective rate per annum, as noted on Schedule A, of that Class’ average daily net assets (each an “Expense Limitation”). Commitment fees relating to borrowings are treated as interest for purposes of this section. Solely for purposes of this expense limitation arrangement, the corresponding expenses of the Fund’s wholly-owned subsidiary organized under the laws of the Cayman Islands (the “Subsidiary”) are treated as Operating Expenses and, accordingly, direct expenses of the Fund.

The Fund agrees to repay the Investment Adviser out of assets attributable to its respective Class noted on Schedule A for any fees waived by the Investment Adviser under an Expense Limitation or any Operating Expenses the Investment Adviser reimburses in excess of an Expense Limitation, provided that the repayment does not cause that Class’ Operating Expenses to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays the Investment Adviser, whichever is lower. Any such repayment must be made within three years after the year in which the Investment Adviser incurred the expense. Such repayments may be made by both the Fund or the Subsidiary, as applicable.

The Investment Adviser understands that it shall look only to the assets attributable to the respective Class of the Fund for performance of this Agreement and for payment of any claim the Investment Adviser may have hereunder, and neither any other series of the Trust or Class of the Fund, nor any of the Trust’s trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

This Agreement is made and is to be performed principally in the State of New York, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York. Any amendment to this Agreement shall be in writing signed by the parties hereto, and requires approval of the Board of Trustees of the Trust, including a majority of the Trustees who are not “interested persons” of the Trust as that term is defined in the Investment Company Act of 1940.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same.

FIRST EAGLE FUNDS,
on behalf of First Eagle Global Real Assets Fund

By:	/s/ Mehdi Mahmud
Name: Mehdi Mahmud
Title: President

Agreed and Acknowledged:

FIRST EAGLE INVESTMENT MANAGEMENT, LLC

By:	/s/ Mehdi Mahmud
Name: Mehdi Mahmud
Title: President and Chief Executive Officer
2

SCHEDULE A

Fund	Class	Limitation Period	Expense Limitation
Global Real Assets Fund	A	February 28, 2023	1.10%
	I	February 28, 2023	0.85%
	R6	February 28, 2023	0.85%
A-1